                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the year ended December 31, 1996

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________


Commission file number 1-3506

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation Savings and Capital Growth Plan.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

                          GEORGIA-PACIFIC CORPORATION

                        SAVINGS AND CAPITAL GROWTH PLAN


                      FINANCIAL STATEMENTS AND SCHEDULES

                       AS OF DECEMBER 31, 1996 AND 1995

                        TOGETHER WITH AUDITORS' REPORT

                           GEORGIA-PACIFIC CORPORATION
                         SAVINGS AND CAPITAL GROWTH PLAN
                       FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1996 and 1995



                               TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

         Statement of Net Assets Available for Benefits with Fund Information-- December 31, 1996

         Statement of Net Assets Available for Benefits with Fund Information-- December 31, 1995

         Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1996

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Item 27(a)--Schedule of Assets Held for Investment Purposes--December 31, 1996

         Schedule II: Item 27(d)--Schedule of Reportable Transactions for the Year Ended December 31, 1996

         Schedule III: Item 27(b)--Schedule of Loans in Default for the Year Ended December 31, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants of the
Georgia-Pacific Corporation Savings
and Capital Growth Plan:


We have audited the accompanying statements of net assets available for benefits with fund information of the GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions and loans in default for the year ended December 31, 1996 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






/s/ Arthur Andersen LLP
Atlanta, Georgia
April 29, 1997

           GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1996


                                   Interest     Georgia-Pacific     Common        Balanced         Bond
                                 Income Fund      Stock Fund      Stock Fund        Fund           Fund
                                 ------------   ---------------  ------------    -----------    ----------
Assets:
Accrued income                   $  1,602,508    $          0    $          0    $   114,918    $        0
                                 ------------    ------------    ------------    -----------    ----------

Other receivables                     281,499               0               0         40,164             0
                                 ------------    ------------    ------------    -----------    ----------

Investments, at market value:

 Interest in Master Trust                   0     166,715,185               0              0             0

 Guaranteed investment
   contracts                       15,406,436               0               0              0             0

 Mutual funds                     328,538,265               0     222,937,761     41,427,568     8,361,087

 Participants' loans                        0               0               0              0             0
                                 ------------    ------------    ------------    -----------    ----------

Total investments                 343,944,701     166,715,185     222,937,761     41,427,568     8,361,087
                                 ------------    ------------    ------------    -----------    ----------

Total assets                      345,828,708     166,715,185     222,937,761     41,582,650     8,361,087
                                 ------------    ------------    ------------    -----------    ----------
Liabilities:

Other payables                        150,875               0               0        146,204             0
                                 ------------    ------------    ------------    -----------    ----------

Total liabilities                     150,875               0               0        146,204             0
                                 ------------    ------------    ------------    -----------    ----------
Net assets available
   for benefits                  $345,677,833    $166,715,185    $222,937,761    $41,436,446    $8,361,087
                                 ============    ============    ============    ===========    ==========


                                                                                Participants'
                                    Money        International   Unallocated       Loans
                                 Market Fund         Fund       Contributions    Receivable         Total
                                 -----------     -------------  -------------   -------------   ------------
Assets:
Accrued income                   $         0      $         0    $        0      $         0    $  1,717,426
                                 -----------      -----------    ----------      -----------    ------------

Other receivables                          0                0             0                0         321,663
                                 -----------      -----------    ----------      -----------    ------------

Investments, at market value:

 Interest in Master Trust                  0                0             0                0     166,715,185

 Guaranteed investment
   contracts                               0                0             0                0      15,406,436

 Mutual funds                     21,709,525       29,870,084     6,420,541                0     659,264,831

 Participants' loans                       0                0             0       20,540,590      20,540,590
                                 -----------      -----------    ----------      -----------    ------------

Total investments                 21,709,525       29,870,084     6,420,541       20,540,590     861,927,042
                                 -----------      -----------    ----------      -----------    ------------

Total assets                      21,709,525       29,870,084     6,420,541       20,540,590     863,966,131
                                 -----------      -----------    ----------      -----------    ------------
Liabilities:

Other payables                             0                0             0                0         297,079
                                 -----------      -----------    ----------      -----------    ------------

Total liabilities                          0                0             0                0         297,079
                                 -----------      -----------    ----------      -----------    ------------
Net assets available
   for benefits                  $21,709,525      $29,870,084    $6,420,541      $20,540,590    $863,669,052
                                 ===========      ===========    ==========      ===========    ============

        The accompanying notes are an integral part of this statement.

           GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1995



                                    Interest    Georgia-Pacific      Common       Balanced         Bond
                                  Income Fund      Stock Fund      Stock Fund       Fund           Fund
                                 ------------   ---------------  ------------    ----------     ----------
Assets:

Accrued income                   $  1,271,278    $          0    $          0    $    84,224    $        0
                                 ------------    ------------    ------------    -----------    ----------

Other receivables                     127,329               0               0         61,061             0
                                 ------------    ------------    ------------    -----------    ----------

Investments, at market value:

 Interest in Master Trust                   0     190,177,001               0              0             0

 Guaranteed investment
   contracts                      141,293,587               0               0              0             0

 Mutual funds                     263,397,209               0     155,222,166     33,245,577     5,802,621

 Participants' loans                        0               0               0              0             0
                                 ------------    ------------    ------------    -----------    ----------


Total investments                 404,690,796     190,177,001     155,222,166     33,245,577     5,802,621
                                 ------------    ------------    ------------    -----------    ----------

Total assets                      406,089,403     190,177,001     155,222,166     33,390,862     5,802,621
                                 ------------    ------------    ------------    -----------    ----------

Liabilities:

Other payables                        536,444               0               0         15,944             0
                                 ------------    ------------    ------------    -----------    ----------


Total Liabilities                     536,444               0               0         15,944             0
                                 ------------    ------------    ------------    -----------    ----------


Net assets available
   for benefits                  $405,552,959    $190,177,001    $155,222,166    $33,374,918    $5,802,621
                                 ============    ============    ============    ===========    ==========


                                                                                Participants'
                                    Money       International     Unallocated      Loans
                                 Market Fund        Fund         Contributions   Receivable        Total
                                 -----------    -------------    -------------  -------------  ------------
Assets:

Accrued income                   $         0      $        0      $        0    $         0    $  1,355,502
                                 -----------      ----------      ----------    -----------    ------------

Other receivables                          0               0               0              0         188,390
                                 -----------      ----------      ----------    -----------    ------------

Investments, at market value:

 Interest in Master Trust                  0               0               0              0     190,177,001

 Guaranteed investment
   contracts                               0               0               0              0     141,293,587

 Mutual funds                     12,546,464       8,682,877       6,842,787              0     485,739,701

 Participants' loans                       0               0               0     20,417,567      20,417,567
                                 -----------      ----------      ----------    -----------    ------------


Total investments                 12,546,464       8,682,877       6,842,787     20,417,567     837,627,856
                                 -----------      ----------      ----------    -----------    ------------

Total assets                      12,546,464       8,682,877       6,842,787     20,417,567     839,171,748
                                 -----------      ----------      ----------    -----------    ------------

Liabilities:

Other payables                             0               0               0              0         552,388
                                 -----------      ----------      ----------    -----------    ------------


Total Liabilities                          0               0               0              0         552,388
                                 -----------      ----------      ----------    -----------    ------------

Net assets available
   for benefits                  $12,546,464      $8,682,877      $6,842,787    $20,417,567    $838,619,360
                                 ===========      ==========      ==========    ===========    ============

        The accompanying notes are an integral part of this statement.

           GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                Interest      Georgia-Pacific      Common        Balanced            Bond
                                              Income Fund       Stock Fund       Stock Fund        Fund              Fund
                                             ------------     ------------     ------------     -----------      -----------

Interest and dividends                       $ 23,817,311     $          0     $  4,803,403     $ 1,704,577     $   468,071

Net appreciation (depreciation)
 in market value                               (4,615,502)               0       35,518,551       2,967,010        (189,899)

Net gain from Master Trust                              0       16,503,974                0               0               0
                                             ------------     ------------     ------------     -----------     -----------


Net investment income                          19,201,809       16,503,974       40,321,954       4,671,587         278,172

Contributions:
Participants'                                  13,397,320        8,830,084       11,701,687       2,767,147         706,994

Corporation                                    14,450,264        7,936,271       10,034,621       2,290,517         569,842
                                             ------------     ------------     ------------     -----------     -----------

Total contributions                            27,847,584       16,766,355       21,736,308       5,057,664       1,276,836

Interfund transfers                           (22,275,378)     (39,873,026)      31,291,210       3,572,955       2,306,168

Interest income on loans                                0                0                0               0               0

Amounts distributed to
   participants                               (84,672,790)     (16,528,143)     (25,258,030)     (5,264,901)     (1,252,692)

New loans issued                               (4,213,270)      (2,293,705)      (2,073,919)       (343,453)       (105,573)

Loan principal payments                         4,247,629        1,964,409        1,706,262         367,796          55,995

Loan fees                                         (10,710)          (1,680)          (8,190)           (120)           (440)
                                             ------------     ------------     ------------     -----------     -----------

Changes in net assets available
   for benefits                               (59,875,126)     (23,461,816)      67,715,595       8,061,528       2,558,466

Net assets available for
   benefits, beginning of year                405,552,959     190,177,001      155,222,166       33,374,918       5,802,621
                                             ------------     ------------     ------------     -----------     -----------

Net assets available for
   benefits, end of year                     $345,677,833     $166,715,185     $222,937,761     $41,436,446     $ 8,361,087
                                             ============     ============     ============     ===========     ===========

Number of units outstanding                    34,350,671       15,458,982        3,223,531       3,068,941       1,814,711
                                             ============     ============     ============     ===========     ===========

Unit value at end of year                    $      10.06     $     10.78      $      69.16     $     13.50     $     16.46
                                             ============     ============     ============     ===========     ===========



                                                                                                Participants'
                                                  Money        International      Unallocated      Loans
                                               Market Fund         Fund         Contributions    Receivable          Total
                                               -----------     -------------    -------------    ----------          -----


Interest and dividends                       $   921,101     $ 1,299,744       $   101,496               0     $  33,115,703

Net appreciation (depreciation)
 in market value                                       0       1,455,206                 0               0        35,135,366

Net gain from Master Trust                             0               0                 0               0        16,503,974

                                             -----------     -----------      -----------     -----------     -------------

Net investment income                            921,101       2,754,950          101,496               0        84,755,043

Contributions:
Participants'                                  1,214,903       1,828,879        3,056,923               0        43,503,937

Corporation                                    2,165,060       1,345,561        3,020,018               0        41,812,154
                                             -----------     -----------      -----------     -----------     -------------

Total contributions                            3,379,963       3,174,440        6,076,941               0        85,316,091

Interfund transfers                           14,375,272      17,203,482       (6,600,683)              0                 0

Interest income on loans                               0               0                0       1,646,395         1,646,395

Amounts distributed to
   participants                               (9,377,146)     (2,041,736)               0      (2,248,479)     (146,643,917)

New loans issued                                (293,376)       (132,877)               0       9,456,173                 0

Loan principal payments                          157,997         230,978                0      (8,731,066)                0

Loan fees                                           (750)         (2,030)               0               0           (23,920)
                                             -----------     -----------      -----------     -----------     -------------

Changes in net assets available
   for benefits                                9,163,061      21,187,207         (422,246)        123,023        25,049,692

Net assets available for
   benefits, beginning of year                12,546,464       8,682,877        6,842,787      20,417,567       838,619,360
                                             -----------     -----------      -----------     -----------     -------------

Net assets available for
   benefits, end of year                     $21,709,525     $29,870,084      $ 6,420,541     $20,540,590     $ 863,669,052
                                             ===========     ===========      ===========     ===========     =============

Number of units outstanding                   21,709,525       1,814,711        6,420,541
                                             ===========     ===========      ===========

Unit value at end of year                    $      1.00     $     16.46      $      1.00
                                             ===========     ===========      ===========




     The accompanying notes are an integral part of this statement.

           GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           December 31, 1996 and 1995

NOTE 1. ORGANIZATION AND PLAN DESCRIPTION

The accompanying financial statements present the statements of net assets available for benefits and changes in net assets available for benefits of the Georgia-Pacific Corporation Savings and Capital Growth Plan (the "Plan").

The Plan includes a savings component and a capital growth component. The savings component permits any eligible salaried employee to contribute up to 10% of compensation on a before-tax basis, not to exceed regulated maximums. The savings component's maximum matching contribution is 3.75% of compensation consisting of $.75 for every $1.00 of before-tax contributions for the first 3% of compensation and $.50 for every $1.00 of before-tax contributions for the next 3% of compensation. The capital growth component provides for contributions by Georgia-Pacific Corporation (the "Corporation") to eligible salaried employees' accounts equal to 3% of the employee's monthly eligible earnings, provided such contributions do not exceed $3,000 per year.

Participants of the Plan are 100% vested in their employee contributions and capital growth contributions. Employees are vested in the Corporation's matching contributions at the rate of 20% for each year of service. The matching contributions also become 100% vested when an employee reaches age 60, dies, or becomes disabled. In accordance with plan provisions, forfeitures are used to reduce employer matching contributions. At December 31, 1996, forfeited non-vested accounts totaled $97,935, which will reduce future contributions. Forfeitures of $40,153 were used to reduce the Corporation's contributions during 1996.

Plan assets are held in trust funds and invested on the participant's behalf, with all investment earnings for each fund credited to the accounts of the participants based on their proportionate share of the fund. Vanguard Fiduciary Trust Company (the "Trustee") is the Trustee and custodian for the Plan.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting.

The preparation of the financial statements in conformity with generally accepted accounting principles requires plan management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

The Trustee performs daily valuations of the Plan's investments and makes daily distributions to retired or terminated participants.

Investments are presented at market value, except for investments in guaranteed investment contracts, which are presented at cost, plus accrued income, which approximates market value. Market values of mutual funds are determined principally from quotations as reported on various securities exchanges.

The net appreciation (depreciation) in the market value of investments in the accompanying statement of changes in net assets available for benefits reflects the net difference between the market value and cost at the beginning and end of the year for assets held throughout the year, as well as the difference between the year end market value and cost for assets purchased during the year. For assets sold or distributed during the year, the net appreciation (depreciation) reflects the net difference between the market value and the cost at the beginning of the year and the date of disposition.

The net appreciation in the market value of investments for mutual funds was $35,135,366.

NOTE 3. INCOME TAX STATUS

The Corporation has received a favorable letter of determination from the Internal Revenue Service as to the qualified status of the Plan as amended and restated effective January 1, 1989 and amended through December 31, 1994. In management's opinion, the Plan is currently designed and being operated in accordance with applicable provisions of the Internal Revenue Code.

Accordingly, no provision for federal income taxes has been made in the accompanying financial statements. Under the applicable provisions of the Internal Revenue Code, a participant will not be subject to federal income tax on either employer contributions or earnings of the Plan until such time as distributions are made to the participant.

NOTE 4. LOANS RECEIVABLE

The Plan allows participants currently employed by the Corporation to obtain loans equal to the lesser of $50,000 or 50% of their total vested account balances. Loans bear interest at Bankers Trust Company's prime interest rate plus 1%. Loan repayments are made through payroll deductions and normally must be repaid within a five-year term. Loans become due and payable in full once a participant terminates employment. Loans totaling $9,456,173 and $8,497,679 were made in 1996 and 1995, respectively.

NOTE 5. INVESTMENTS

Assets held under the Plan were invested by the Trustee, as directed by the participants, in one or more of seven investment funds: the Interest Income Fund, the Common Stock Fund, the Balanced Fund, the Georgia-Pacific Stock Fund, the Bond Fund, the International Fund and the Money Market Fund. The Plan permits participants to change the investment of future contributions or existing balances up to a maximum of four times per year plus once per quarter. The International Fund was added as an investment fund option as of July 3, 1995.

The following is a description of these investment funds:

   Georgia-Pacific Stock Fund - invested principally in shares of
   --------------------------
   Georgia-Pacific Corporation common stock. The market value of the Georgia-Pacific Stock Fund Master Trust investment at December 31, 1996 and 1995 of $166,715,185 and $190,177,001, respectively, exceeded 5% of net assets.

   Interest Income Fund - invested principally in the Vanguard Short-Term U.S.
   --------------------
   Treasury Portfolio and investment contracts issued by major insurance companies. The Vanguard portfolio, a fixed income mutual fund, is principally invested in short-term government bills, notes, and bonds and has an average maturity of two to three years. The investment contracts guarantee the payment of principal and a specific rate of interest. The market value of the Vanguard Short-Term U.S. Treasury Portfolio investment at December 31, 1996 and 1995 of $328,538,265 and $263,397,209, respectively, exceeded 5% of net assets.

   Common Stock Fund - invested in the Vanguard Index Trust 500 Portfolio, an
   -----------------
   equity mutual fund. This portfolio is invested in all of the 500 stocks included in the Standard & Poor's 500 Composite Stock Price Index in approximately the same proportion as represented in the Index. The objective of this fund is to approximate the performance of the Standard & Poor's 500 Composite Stock Price Index. The investment market value of the Portfolio at December 31, 1996 and 1995 of $243,778,209 and $171,854,496, respectively, exceeded 5% of net assets.

   Balanced Fund - invested approximately 50% in the Vanguard Bond Index Fund -
   -------------
   Total Bond Market Portfolio and 50% in the Vanguard Index Trust 500 Portfolio. The Vanguard Bond Index Fund, a fixed income mutual fund, invests in U.S. government bonds, high quality corporate bonds and mortgage-backed securities. The objective of the Vanguard Bond Index Fund is to approximate the performance of the Lehman Brothers Aggregate Bond Index. The Vanguard Index Trust 500 Portfolio, an equity mutual fund, is described above under the Common Stock Fund.

   Money  Market Fund - invested in the Vanguard  Money  Market  Reserves - U.S.
   ------------------
   Treasury Portfolio, a money market mutual fund, which is invested exclusively in U.S. government obligations.

   Bond Fund - invested  in the  Vanguard  Bond  Index Fund - Total Bond  Market
   ---------
   Portfolio, a fixed income mutual fund, which is described above under the Balanced Fund.

   International Fund - invested in the Vanguard International Growth Portfolio,
   ------------------
   an international equity mutual fund which invests primarily in the stocks of companies based outside the United States. The investment objective of the Vanguard International Growth Portfolio is long-term capital appreciation.

NOTE 6. MASTER TRUST

Effective June 8, 1994, the assets of the Georgia-Pacific Stock Fund were transferred into the Georgia-Pacific Stock Fund Master Trust (the "Master Trust"). The Master Trust was established to hold, administer and invest the assets of the Georgia-Pacific Stock Funds of certain defined contribution plans qualified under Internal Revenue Code section 401(k). These plans are administered by Georgia-Pacific Corporation. Each participating plan's interest in the Master Trust is based on the market value of assets transferred.

The market value of the Master Trust is allocated to the individual participating plans based on the relative value of the assets of each Plan. Interest income, dividends, and gains and losses (both realized and unrealized) are allocated daily to the individual participating plans based on the relative market values at the beginning of each day.

The Plan's interest in the assets of the Master Trust is included in the accompanying schedule of assets held for investment purposes under the "Georgia-Pacific Stock Fund Master Trust." A summary of the Master Trust as of December 31, 1996 and 1995 is shown below:


Investments, at market:                         1996                  1995
                                            ------------          ------------

Georgia-Pacific Corporation
 common stock                               $197,943,480          $213,030,186

Vanguard Money Market
  Reserves U.S. Treasury Portfolio             2,925,165             5,861,086
                                            ------------          ------------

  Total investments                          200,868,645           218,891,272
                                            ------------          ------------

Receivables:

Interest                                          10,850                30,860

Due from brokers                                       0               372,875

Other receivables                                186,336               977,715
                                            ------------          ------------

   Total receivables                             197,186             1,381,450
                                            ------------          ------------

Less:

 Payables                                      1,077,451               271,001

 Due to brokers                                  236,016             3,041,282
                                            ------------          ------------

   Total payables                              1,313,467             3,312,283
                                            ------------          ------------

   Net assets of the Master Trust           $199,752,364          $216,960,439
                                            ============          ============

A summary of income and net appreciation of the Master Trust, which comprises the net investment gain for all participating plans for the year ended December 31, 1996, is shown below:

Interest income                                $   211,947

Dividends                                        5,774,024

Net appreciation in market
    value of investments                        13,021,424

Investment expense                                 (81,313)
                                               -----------
Net investment gain from
    Master Trust                               $18,926,082
                                               ===========

Allocations to participating plans of net investment gain for the year ended December 31, 1996 and of net assets as of December 31, 1996 and 1995 are shown below for the Master Trust:

Georgia-Pacific Corporation
   Savings and Capital Growth Plan               $16,503,974

Other plan                                         2,422,108
                                                 -----------
Net investment gain from
  Master Trust                                   $18,926,082
                                                 ===========



                                             1996                    1995
                                    ----------------------   -----------------------
Georgia-Pacific Corporation
   Savings and Capital Growth Plan   $166,715,185    83.46%   $190,177,001    87.66%

Other plan                             33,037,179    16.54      26,783,438    12.34
                                     ------------   ------    ------------   ------

Net assets of the Master Trust       $199,752,364   100.00%   $216,960,439   100.00%
                                     ============   ======    ============   ======


NOTE 7. CONTRIBUTIONS

Contributions to the Plan include the Corporation's required capital growth contributions, voluntary employee savings contributions and rollovers, and matching contributions by the Corporation with respect to certain of the employee contributions (see Note 1).

Contributions are transferred to the Trustee on the last business day of each month and invested in Vanguard Money Market Reserves U.S. Treasury Portfolio until they can be credited to participants' accounts and invested in accordance with participants' investment elections. The December 1996 and 1995 contributions are recorded as unallocated contributions in the accompanying financial statements. Earnings on the short-term investments are allocated to participants' accounts twice each year.

NOTE 8.  WITHDRAWALS AND TERMINATION

Under the Plan, a participant may withdraw all or a portion of his account balance related to his after-tax contributions at any time but is limited to one withdrawal per year. For withdrawals of after-tax contributions made in 1987 or later, a portion of such withdrawals will be treated as investment income, subject to income taxes in the year received. Contributions excluded from gross income for federal income tax purposes can be withdrawn only in the case of a financial hardship and are subject to taxes in the year received. The withdrawals (either full or partial) are paid in cash. Withdrawals of before-tax contributions result in a suspension of the right to make employee contributions to the Plan for a period of at least twelve months.

In the event of a Participant's death, retirement, or disability, the Participant or his beneficiary receives in cash and/or Georgia-Pacific Corporation common stock his entire account balance. Alternatively, Participants may elect an annuity option. If termination occurs for other reasons, only vested amounts are distributed to the Participant, and nonvested amounts are forfeited. Such forfeitures are used to reduce the Corporation's future contributions. If a former Participant returns to the employment of the Corporation within five years of the termination date, previously forfeited amounts are reinstated to the Participant's account.

NOTE 9.  PLAN TERMINATION

The Corporation has reserved the right to amend, modify, suspend, or terminate the Plan at any time. In the event the Corporation terminates the Plan, each participant's account balance would be fully vested.

NOTE 10.  FORM 5500

Net assets available for benefits as presented on Form 5500 agree to the net assets available for benefits presented in the accompanying financial statements for the years ended December 31, 1996 and 1995.

NOTE 11.  SUBSEQUENT EVENTS

The guaranteed investment contracts in the Interest Income Fund matured in January 1997. In addition the Interest Income Fund's name was changed to the Short-Term Treasury Fund. This fund will be invested in Vanguard Short-Term U.S. Treasury Portfolio.

                                                                      SCHEDULE I
                                                                          Page 1


           GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
           ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996

                                                     Shares
                                                     or Face                      Current
                                                     Amount         Cost           Value
                                                     ------         ----          -------

Georgia-Pacific Stock Fund
 Georgia-Pacific Stock Fund Master Trust *         15,458,376   $157,769,051   $166,715,185
                                                                ------------   ------------

Interest Income Fund
 Guaranteed investment contract:

   Participation in Group Annuity Contract
    #13796-0003 with Aetna Life Ins Co.
    8.71%, due January 2, 1997                     15,406,436     15,406,436     15,406,436

 Vanguard Short-Term U.S. Treasury Portfolio *     32,304,647    328,272,406    328,538,265
                                                                ------------   ------------

Total Interest Income Fund                                       343,678,842    343,944,701
                                                                ------------   ------------

Common Stock Fund
 Vanguard Index Trust 500 Portfolio *               3,223,531    161,972,258    222,937,761
                                                                ------------   ------------

Balanced Fund
 Vanguard Index Trust 500 Portfolio *                 297,674     15,468,369     20,840,448

 Vanguard Bond Index Fund *                         2,117,932     20,790,330     20,587,120
                                                                ------------   ------------

Total Balanced Fund                                               36,258,699     41,427,568
                                                                ------------   ------------

Bond Fund
 Vanguard Bond Index Fund *                           849,716      8,322,187      8,361,087
                                                                ------------   ------------

Money Market Fund
 Vanguard Money Market Reserves
     U.S. Treasury Portfolio *                     21,709,525     21,709,525     21,709,525
                                                                ------------   ------------

International Fund
 Vanguard International Growth Portfolio*           1,814,711      8,612,386     29,870,084
                                                                ------------   ------------

Unallocated Contributions
 Vanguard Money Market Reserves
     U.S. Treasury Portfolio *                      6,420,541      6,420,541      6,420,541
                                                                ------------   ------------

                                                                     SCHEDULE I
                                                                     Page 2


           GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
           ITEM 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996




                                            Shares
                                            or Face                   Current
                                            Amount        Cost         Value
                                            -------       ----        -------


Participants' Loans Receivable *
 (Interest rates range from 7% to 12.5%)               20,540,590    20,540,590
                                                     ------------  ------------

Total Investments                                    $765,284,079  $861,927,042
                                                     ============  ============




















                  * Represents a party-in-interest to the Plan.











       The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE II


           GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
                ITEM 27(d)-SCHEDULE OF REPORTABLE TRANSACTIONS(a)
                      FOR THE YEAR ENDED DECEMBER 31, 1996





                                    Purchases                                  Sales
                               --------------------     ----------------------------------------------------
                                                                                                   Gain
                               Number    Amount         Number       Cost          Proceeds       (Loss)


Vanguard Short-Term U.S.
   Treasury Portfolio           147   $202,627,186       353     $133,209,126   $132,869,596   $  (339,530)

Vanguard Index Trust 500
   Portfolio                    375     84,215,035       378       41,372,399     59,909,444    18,537,045

Vanguard Money Market
   Reserves U.S. Treasury
   Portfolio                    239     35,622,498       225       26,910,645     26,910,645             0


























(a) The above represents a series of transactions in securities of the same issue in excess of 5% of the Plan assets at the beginning of the year.



          The accompanying notes are an integral part of this schedule.

                                                                  SCHEDULE III

           GEORGIA-PACIFIC CORPORATION SAVINGS AND CAPITAL GROWTH PLAN
                     ITEM 27(b)-SCHEDULE OF LOANS IN DEFAULT
                                DECEMBER 31, 1996


                       Original      Amount
                        Amount      Received                                                            Amount
Identity of Obligor    of Loans   during year(a)               Detailed Description of Loan            Overdue(a)
-------------------   ---------   --------------   ------------------------------------------------    ---------
Various Plan                                       Issued January 31, 1992 through August 17, 1995;
Participants           $124,600      $2,183        interest rates 7.00% to 12.5%                       $119,887



































                 (a)  Amount includes principal and interest.


          The accompanying notes are an integral part of this schedule

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            GEORGIA-PACIFIC CORPORATION SAVINGS
                                            AND CAPITAL GROWTH PLAN


                                            By:  GEORGIA-PACIFIC CORPORATION,
                                                     as Plan Administrator



Date:  June 19, 1997                By:  /s/ John F. McGovern
                                         --------------------
                                         John F. McGovern
                                         Executive Vice President -
                                         Finance and Chief Financial Officer

                                INDEX TO EXHIBITS

Exhibit
Number                  Description
-------                 -----------

23                      Consent of Arthur Andersen LLP*






























----------------------------------------
* - Filed by EDGAR